FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: July 14th, 2003

Information furnished on this form:
- Press Release concerning the profit expected from initial public offering of a subsidiary

July 14, 2003

(English Translation)

Profit Expected from Initial Public Offering of a Subsidiary

     On July 14, 2003, in conjunction with the listing of NEC Electronics Corporation, a subsidiary of NEC Corporation, on the Tokyo Stock Exchange, the sales price of the shares of common stock of NEC Electronics Corporation being sold by NEC Corporation was determined.

     The estimated amount of NEC Corporation's profit resulting from this offering is as follows:

1. Estimated amount of profit

     NEC Corporation expects to post a gain before income taxes of approximately 6.5 billion yen on a non-consolidated basis and approximately 34.0 billion yen on a consolidated basis, from the sale of a portion of its shares of NEC Electronics Corporation common stock (10,500,000 shares (excluding the 3,000,000 shares that may be overallotted)) and the issuance of new shares (23,500,000 shares) by NEC Electronics Corporation.

2. Impact on financial results forecasts

     NEC Corporation is assessing its non-consolidated and consolidated financial results forecasts for the fiscal year ending March 2004, taking into consideration, among other things, the expected impact of the above-mentioned profit, and plans to announce its revised forecasts on July 31, 2003, when the announcement of its first quarter results for the fiscal year ending March 2004 is made.

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Not to be circulated in the United States. This material is not an offer of securities for sale in the United States. The securities described in this material may not be offered or sold in the United States absent registration or an exemption from registration. Public offerings of securities made in the United States must be made by means of an English-language prospectus that contains detailed information about the company and its management team, as well as financial statements.

Contact: Diane Foley
Corporate Communications Division
NEC Corporation
+81-3-3798-6511